TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 28, 2024

Dear Sir/Madam,

Sub: Results of the Postal Ballot

In continuation to our letter dated October 25, 2024, titled **'Notice of Postal Ballot'** please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
2. Report of Scrutinizer dated November 27, 2024.
3. Minutes of proceedings of the Postal Ballot.

The resolutions as set out in the postal ballot notice have been duly passed by the shareholders through remote e-voting process with requisite majority.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html .

This is for your information and records.

Thanking You

Yours Sincerely,

For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2024.11.28 12:15:49 +05'30'

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

<u>**FORMAT FOR SUBMISSION OF VOTING RESULTS**</u>

Voting results	
Date of the ~~AGM/EGM~~/Postal Ballot	November 26, 2024
Cut-off date	October 23, 2024
Total number of shareholders on cut-off date	26,84,315
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	Not applicable
b) Public	
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	Not applicable
b) Public	
No. of resolution passed in the meeting	**2**

Resolution (1)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Material Related party transactions between Infosys Limited and subsidiaries with Stater N.V.				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542028546	-	-	-	-	-	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total	542028546	-	-	-	-	-	-
Public- Institutions	E-Voting	2684222117	2487256050	92.6621	2485670606	1585444	99.9363	0.0637
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total	2684222117	2487256050	92.6621	2485670606	1585444	99.9363	0.0637
Public- Non Institutions	E-Voting	925896154	288799078	31.1913	288469519	329559	99.8859	0.1141
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total	925896154	288799078	31.1913	288469519	329559	99.8859	0.1141
	Total	4152146817	2776055128	66.8583	2774140125	1915003	99.9310	0.0690

Resolution (2)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Material Related party transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.				
Category	**Mode of voting**	**No. of shares held**	**No. of votes polled**	**% of Votes polled on outstanding shares**	**No. of votes – in favour**	**No. of votes – against**	**% of votes in favour on votes polled**	**% of Votes against on votes polled**
		(1)	**(2)**	**(3)=[(2)/(1)]*100**	**(4)**	**(5)**	**(6)=[(4)/(2)]*100**	**(7)=[(5)/(2)]*100**
Promoter and Promoter Group	E-Voting	542028546	-	-	-	-	-	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total	542028546	-	-	-	-	-	-
Public- Institutions	E-Voting	2684222117	2487256050	92.6621	2485670606	1585444	99.9363	0.0637
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total	2684222117	2487256050	92.6621	2485670606	1585444	99.9363	0.0637
Public- Non-Institutions	E-Voting	925896154	288778243	31.1891	288447651	330592	99.8855	0.1145
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total	925896154	288778243	31.1891	288447651	330592	99.8855	0.1145
	Total	4152146817	2776034293	66.8578	2774118257	1916036	99.9310	0.0690

Note *- In terms of provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), have not voted to approve the above-mentioned resolutions.*

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Scrutinizer's Report on postal ballot through remote e-voting in respect of passing of resolution set-out in the notice dated October 17, 2024

I, B Hemanth, Partner of Hemanth, Holla & Co. have been appointed as the Scrutinizer by the Board of Directors of Infosys Limited pursuant to Section 108 and Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the postal ballot through e-voting in respect of the below stated resolutions as proposed in the Postal Ballot Notice dated October 17, 2024, and I submit my report as under:

1. **Management Responsibility**

   The management is responsible for ensuring compliance under the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Rule 20 and 22 Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations

B. HEMANTH * FCS No. 6374 CP No. 6519 * COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) in respect of postal ballot through remote e-voting.

The Postal Ballot Notice dated October 17, 2024, along with explanatory statement setting out material facts under Section 102 of the Act was sent only through electronic mode to those Members whose e-mail addresses were registered with the Company / Depositories.

2. Scrutiniser's Responsibility

My responsibility as the Scrutinizer of the voting process, is restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolution stated in the Postal Ballot Notice, based on the reports generated from the E-voting system provided by National Securities Depository Limited ("NSDL") the service provider.

The Company had availed the e-voting facility offered by NSDL for conducting e-voting by electronic means.

3. Cut-off Date

The shareholders of the Company holding shares as on the cut-off date of October 23, 2024, were entitled to vote on the resolution as contained in the postal ballot notice.

4. Postal Ballot Process

i. In accordance with the Postal Ballot Notice and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014, the Postal ballot through e-voting commenced at 9.00 a.m. IST, Monday, October 28, 2024, and closed at 5.00 p.m. IST, Tuesday, November 26, 2024, and the e-voting module was blocked by NSDL thereafter.

B. HEMANTH * FCS No. 6374 CP No. 6519 * COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

ii. The Votes cast under e-voting were thereafter unblocked and downloaded on Tuesday, November 26, 2024, at 5:05 P.M. from the portal of NSDL, and was witnessed by two witnesses, Ms. S Nagajyothi and Ms. Pooja Dangi who are not in the employment of the Company and / or the NSDL. They have signed below in confirmation of the same.

S Nagajyothi

Pooja Dangi

iii. I have scrutinized and reviewed the remote e-voting based on the data downloaded from the NSDL e-voting system, at https://www.evoting.nsdl.com.

5. **Postal Ballot Result**

I now submit my report as under on the results of the remote e-voting in respect of the Resolutions:

Resolution No. 1 - As an Ordinary Resolution

Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V.

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
12,096	2,77,41,40,125	99.93%

B. HEMANTH ★ FCS No. 6374 CP No. 6519 ★ COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
401	19,15,003	0.07%

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

Resolution No. 2: As an Ordinary resolution-

Material Related party transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
12,034	2,77,41,18,257	99.93%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
417	19,16,036	0.07%

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them	% Of total number of valid votes cast
0	0	0

6. Custody of Records

All electronic data and relevant records of e-voting have been handed over to the Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**
FRN: P2021KR087700
Peer Review No.: 5922/2024

B. HEMANTH * FCS No. 6374 CP No. 6519 * COMPANY SECRETARY

CS B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374F002823848

Date: November 27, 2024
Place: Bengaluru

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON NOVEMBER 26, 2024

The Board of Directors vide their resolution dated October 17, 2024, approved the postal ballot notice entailing the following resolutions to be considered and approved by shareholders through remote e-voting pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014.

S. No.	Particulars
1.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V.
2.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

a) The Company had engaged the services of NSDL for the purpose of providing e-voting facility and technical services relating to the Postal Ballot to all its members.

b) The Board had appointed Hemanth, Holla & Co., Practicing Company Secretaries, (PCS 6374) (CP 6519) as the Scrutinizer for conducting the e-voting process in a fair and transparent manner.

c) In accordance with applicable MCA and SEBI circulars, the postal ballot notice was sent through electronic mode to those members whose e-mail addresses were registered with the Company/ Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date October 23, 2024, seeking approval as set out in the postal ballot notice.

d) The total number of shareholders as on the cut-off date was 26,84,315.

e) Pursuant to the above, the postal ballot notice was sent to all eligible shareholders, electronically, on October 25, 2024.

f) A Public advertisement was published on October 26, 2024, in Business standard in English and Prajavani in Kannada.

g) The e-voting commenced on October 28, 2024 (9.00 AM IST) and closed on November 26, 2024 (5.00 PM IST).

h) The Scrutinizer unblocked the votes casted under e-voting and downloaded the details at 5.05 PM IST on November 26, 2024, from NSDL portal in the presence of two witnesses.

i) The Scrutinizer then rendered his report to the Chairman.

j) The Scrutinizer's report was circulated to the Board. The Board noted that the resolutions set out in the postal ballot notice dated October 17, 2024 have been duly passed with requisite majority.

Resolutions	Total shares as on the cut-off date	No. of votes polled	No. of Votes – in favor	% of Votes in favor	No. of Votes – against	% of Votes against
1. Material Related Party Transactions between Infosys Limited and subsidiaries	4,152,146,817	2,776,055,128	2,774,140,125	99.93	1,915,003	0.07

with Stater N.V.						
2. Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.	4,152,146,817	2,776,034,293	2,774,118,257	99.93	1,916,036	0.07

Note –

1. *None of the promoter / promoter group members were interested in aforementioned resolutions*
2. *In terms of provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), have not voted to approve the above-mentioned resolutions*

k) The text of resolutions as set out in the postal ballot notice dated October 17, 2024, that were passed by the shareholders were as follows:

1. **Resolution No. 1 – Material Related party transactions between Infosys Limited and subsidiaries with Stater N.V.**

RESOLVED THAT pursuant to and in accordance with: (i) Provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("the LODR Regulations"); (ii) Applicable provisions of the Companies Act, 2013 including any statutory modification(s) or re-enactment thereof ("the Act") and the rules framed thereunder; (iii) The Policy on Related party transactions of the Company; and (iv) The approval of the Audit Committee and recommendation of the Board of Directors of the Company, the approval of the Members of the Company be and is hereby accorded to the Company and specific subsidiaries of the Company (as listed in the explanatory statement to this resolution) to enter into and / or continue related party contract(s) / arrangement(s) / transaction(s) (whether by way of an individual transaction or transactions taken together or a series of transactions or otherwise) with Stater N.V., a majority-owned subsidiary of the Company which qualifies as a related party transaction within the meaning of Regulation 2(1)(zc) of the LODR Regulations, in the course of purchase / sale of services, purchase / sale of shared services, grant of loans, merger and dividend on such material terms and conditions as detailed in the explanatory statement to this resolution and as may be agreed by the Company and specific subsidiary with Stater N.V., such that during the financial year ending on March 31, 2025, the maximum value of the transactions of the Company and each specific subsidiary of the Company with Stater N.V. does not exceed the value as specified in the explanatory statement and the aggregate value of all such transactions with Stater N.V. does not exceed ₹ 2,085 crore or 1.36% of annual consolidated turnover, provided that the said transactions shall be at arm's length basis and in the ordinary course of business.

RESOLVED FURTHER THAT the Board of Directors (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted / empowered / to be constituted by the Board from time to time to exercise its powers conferred by this Resolution(s) / transaction(s) and / or enter into and / or carry out new contract(s) / arrangement(s) / transaction(s), whether by way of an individual transaction or transactions taken together as a series of transactions or otherwise) of the Company be and is hereby authorized to settle any question, difficulty, or doubt, that may arise in giving

effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

2. **Resolution No. 2 – Material Related party transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.**

   RESOLVED THAT pursuant to and in accordance with: (i) Provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("the LODR Regulations"); (ii) Applicable provisions of the Companies Act, 2013 including any statutory modification(s) or re-enactment thereof ("the Act") and the rules framed thereunder; (iii) The Policy on Related Party Transactions of the Company; and (iv) The approval of the Audit Committee and recommendation of the Board of Directors of the Company, the approval of the Members of the Company be and is hereby accorded to the Company and the specific subsidiaries of the Company (as listed in the explanatory statement to this resolution) to enter into and / or continue related party contract(s) / arrangement(s) / transaction(s) (whether by way of an individual transaction or transactions taken together or a series of transactions or otherwise) with Stater Nederland B.V., a majority-owned subsidiary of the Company which qualifies as a related party transaction within the meaning of Regulation 2(1)(zc) of the LODR Regulations, in the course of purchase / sale of services, purchase / sale of shared services and providing of parental guarantee on such material terms and conditions as detailed in the explanatory statement to this resolution and as may be agreed by the Company and specific subsidiary with Stater Nederland B.V., such that during the financial year ending on March 31, 2025, the maximum value of the transactions of the Company and each specific subsidiary of the Company with Stater Nederland B.V. does not exceed the value as specified in the explanatory statement and the aggregate value of all such transactions of the Company and its subsidiaries with Stater Nederland B.V. does not exceed ₹ 1,925 crore or 1.25% of annual consolidated turnover, provided that the said transactions shall be at arm's length basis and in the ordinary course of business.

   RESOLVED FURTHER THAT the Board of Directors (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted / empowered / to be constituted by the Board from time to time to exercise its powers conferred by this Resolution(s) / transaction(s) and / or enter into and / or carry out new contract(s) / arrangement(s) / transaction(s), whether by way of an individual transaction or transactions taken together as a series of transactions or otherwise) of the Company be and is hereby authorized to settle any question, difficulty, or doubt, that may arise in giving effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

The Chairman authorized the Company Secretary to disseminate the results, as required under Regulation 44(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and post the same on the website of the Company.